Exhibit 99 (a)(18)

FINAL TRANSCRIPT

Conference Call Transcript BF - Full Year 2005 BASF Earnings Conference Call Event Date/Time: Feb. 22. 2006 / 4:30 AM EST

FINAL TRANSCRIPT

Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

CORPORATE PARTICIPANTS

 Dr. Jurgen Hambrecht

 BASF - Chairman of the Board of Executive Directors

Dr. Kurt Bock

BASF — CFO

Dr. Stefan Marcinowski

 BASF - Member of the Executive Board of Directors and Research Executive Director

Dr. Felix Gress

BASF — SVP Corporate Communication

PRESENTATION

Dr. Felix Gress - BASF — SVP Corporate Communication

Good morning ladies and gentlemen, welcome all. We’re very happy that you’re here with us at our balance sheet press conference.  100 journalists from ten countries are assembled right here at Ludwigshafen and for the first time we also have colleagues from Russia, Romania and Hungary with us, and I would like to greet you in particular.  Before we start, a few technical remarks about the channels for translation: the German original sound is on Channel 1, simultaneous translation in English on Channel 2.  Now this conference will be completely translated simultaneously, so there will be no consecutive translations via loudspeakers.  If you want to hear the translated version, please use the headphones in front of you, and as always you can raise your hand if you have a question later on and then I’ll call you after the talks.  And we want to stop the question/answer period at 12 o’clock.  Since we’re using new technology, I’d like to ask you to really switch off your mobile phones and the same thing goes for these little things here: Blackberrys, handheld pocket Blackerrys, Hewlett-Packards, you name it.  Please switch them off completely because they would interfere with the simultaneous translation system.

Now Dr. Jürgen Hambrecht will speak to you, Chairman of the Board, Dr. Kurt Bock member of the Board and CFO, and Dr. Marcinowski, member of the Board and Spokesman of Research.  And today he is celebrating his birthday—congratulations!

Now the following dates: In addition to the birthday of Dr. Marcinowski’s, the BASF annual meeting and report on the first quarter—this will take place on the 4th of May 2006 and the half-year press conference on the 2nd of August and the autumn press conference on November 2nd, and there’s another very important event that will take place in our country and I’d like to point this out in particular, on the 9th of June there will be the final run of the World Cup of the Soccer World Cup.  We don’t know who will be the world champion, but we know some winners, and amongst them are BASF products, which really make football fun.

And one example of where BASF products are used was seen yesterday.  This was the Olympic ride of the ladies bobsled and they really achieved their speed with the BASF paints—water based paints—and BASF really made an invisible contribution to a very visible success.  However with BASF products we do not just think of the athletes, we also think of the onlookers.  Because with the World Soccer Cup, there may be lengthening and if you have to sit in the stadium you will like this cushion made of Neopor®.  You can also use it as a cup holder if you want to and this is called Fritz Your Seat—Fritz dein Sitz in German—and it’s very useful even during a lengthy press conference, so if you sit or rely, rather, on BASF, you are in a good position.  And we have a BASF World Football Championship package for you that should short the time before it all starts and you can get these things outside in the lobby, and the seat also, if you will.

Now I’d like to give the floor to the head of team, Jurgen Hambrecht, who actually loves the performance of his team right now.

Dr. Jurgen Hambrecht  — BASF - Chairman of the Board of Executive Directors

Yes, good morning ladies and gentlemen.  BASF, the chemical company, posted the best results in its history in 2005. We are, of course, quite proud of this achievement, because this success in the environment that we have today, record raw material prices and well, let’s say, a bit meager economic success in Europe. And this is why it wasn’t easy to achieve this result. By our own efforts and custom-tailored acquisitions we are again growing more quickly than the market. In sales, we have exceeded the 40 billion mark with regard to sales and income from operations

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Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

before special items. Climbed by more than 17% over 6.1 million. And that brings me back to what Mr. Gress already said, the BASF team works all around the globe concentratedly and with great commitment in order to increase our business to be more custom oriented and more robust with regard to the cyclical movement of the company.

Our results speak for themselves and therefore I would really like to take this opportunity to thank the entire BASF team for its outstanding achievements.  Now our figures for 2005 reflect, in euro and cent, how we are vigorously implementing a long-term strategy for profitable growth worldwide. Now, let me give you some most recent examples very briefly and succinctly. First we are investing in growth markets in Asia, our new Verbund site in Nanjing, which we plan to expand, successfully started operations in 2005. And second with our partner Gazprom, we are investing in the security of gas and energy supplies to Europe and this is why we are intensifying the cooperation along the entire value adding chain that is starting with production of gas in Siberia, its transport with regard to north European pipeline through to its marketing in Europe.

Second point, we are making our portfolio more resistant to the cyclical fluctuation from the market by adding businesses that are even more customer oriented and also driven by innovation and growth.  An example of that from the past years are the acquisition of Merck’s global electronic chemicals and the Swiss fine chemicals company [Olga Moll] and also the planned acquisition of Engelhard corporations in the United States, which would make us one of the leading producers of catalysts. And also the planned purchase of Degussa’s construction chemicals, which would ideally complement our performance products business.

All our acquisitions are subject to strict financial discipline. If they do not contribute to profitable growth, they will not be pursued any further.

Thirdly, we are sharpening our customer focus. Worldwide we want to be even more efficient in marketing our products and services. One concrete example in the United States would be in 2007 with our commercial effectiveness program, we want to increase our income from operations by 200 million dollars and we are of course increasing our capacities in Asia where we will use the capacities to produce just in time and be better able to supply our customers.

Fourthly we are expanding our research, Verbund innovations that are driven by customer needs and technical progress are essential for profitable growth and this is why we are further expanding our research and development activities. In 2005, we increased R&D expenditures by already 8% and in 2006 we will repeat that and raise our spending by a further 9% to 1.15 billion and we therefore plan to create approximately 180 additional researching positions. The five growth classes were already presented to you, the energy management, nanotechnology, white biotechnology, plant technology and the raw material change.  Until 2008, we are planning to invest around 800 million euros in order to open up new business areas.  Now we could decrease our sales by 14 percent to 42.7 billion, we not only grew further than the market we are grew profitably. EBIT before special items climbed 17% to 6.1 billion and we increased the premium earned on our cost of capital to just under 2.4 billion euro. The capital markets also I think have a favorable view of our achievements because shares increased in value by 26.2% in 2005 and developed better than the Europe’s stock 50.  We are, therefore, recommending to the supervisory board to propose to the annual meeting an increased dividend of 2 euros per share that’s 30 cent euros more than 2004.

Also to employees, that is very much to my heart, are contributing to our success not only the budget for 2005 for the bonuses for non-exempt employees BASF employees to a total of 102 million euros.  This contribution and participation can be used to buy plus shares of BASF, and this is how we continue a tradition that was started in the 1950s that is directly participating our employees.

Now the segments of our regions, I will no speak about individual segments, because you have this in your documentation. And this is why I would like to speak about the regions right away. Where we have a two-digit rate, in Europe plus eleven percent, North America plus seventeen percent, and the Asia pacific plus twenty-three percent.

So the result is particularly outstanding for the NAFTA region.  Here we have the EBIT tripled compared with the previous year. We achieved our target of reducing fixed costs by 250 million ahead of schedule and we are continuing with our programs to increase efficiency. Consistently, until the middle of 2007, we would like to add to the 250, 150 million US dollars and save them.  Now in Europe EBIT improvement is mainly due to the growing business in oil and gas and our plastics operations, but also our cost saving programs.  I would like to remind you of the Ludwigshafen project, which could save 84 million.

In Asia, EBIT declined by 18% compared with 2004, this was mailny due to the difficult market environment for intermediates as well as high material costs for styrenics. These were the main reasons for it.  Earnings were also negatively impacted by special items for example for the planned closure of the THF and poly-THF plants in Yokkaichi in Japan.

Now let me give the floor to Kurt Bock who will explain further details of our financial statement.

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Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

 Dr. Kurt Bock  — BASF - CFO

Well, good morning ladies and gentlemen. I would like to start my explanantion of BASF Group’s but allow me a few key aspects and then I’ll go into further detail. In the past year that’s number one we successed in stabilizing our margins at the high levels already seen in 2004 despite the subdued economic environment in Europe and substantially higher raw material costs.  Cash provided by operating activities before civil financing of pension obligations was again high at 5.3 billlion euros—very high—even after taking into account capital expenditures of 1.95 billion, we generated a free cash flow of 3.3 billion euros, that offers us plenty of scope also for acquisitions.

BASF Group’s total assets remain virutally unchanged. The higher working capital due to growth of our business and the stronger U.S. dollar was more or less compensated for by the transfer of 3.7 billion euros of liquid funds into a contractual trust arrangement.

Number four, our shareholders are directly participating in the succesful development of 2005 through the continuation of our share buyback program and the proposed increase in the per share dividend by 30 euro cents to two euros.  I would also like to announce that we have successfully implementd section 404 of the Sarbnaes-Oxley Act one year ahead of the deadline set by the SEC and this has also been approved by the accountants.

Now to the details, I would like to start by mentioning the fact that as of January 1, 2005 we have begun reporting our results according to international financial reporting standards.  In 2005, the rules for IFRS first time users are thus relevant. The previous figures were thus audited accordingly.  The unaudited IFRS figures for 2004 that were published together with the results for the first quarter of 2005 have been slightly adjusted.  Now these effects were taken into consideration in the fourth quarter of 2004, and you will find the key aspects in the manuscripts. I would like to mention a few things. The accounting of pensions of BASF was performed in accordance with IS 19 where actuarial gains and losses are netted out immediately against retained earnings to the period in which they occur and do not flow through the income statement. This holds true as of November 2005. Then expenses in the oil and gas segment related to exploration for oil and gas deposits and to dry holes are recorded as other operating expenses rather than ressearch expenses. This starts in 2005.

Now I’d like to talk about the results of BASF as a group, and we can see that sales and income from operations developed very positively in all four quarters in 2005.  We were able to increase sales by 5.2 billion euros to 42.7 billion euros in challenging market conditions. Income for operations before special items increased by 17% to 6.1 billion.  After deducting taxes on minority interests we posted a net income of 3 billion euros. This represents an increase of 50% in comparison to the previous year.

Apart from a sustained satisfactory increase in sales volume [7.5%], this positive development is due primarily to higher prices in nearly all areas of our portfolio.  Currency effects, once again, played an important role in the fourth quarter, but had only a minor impact on the sales for the full year.  Income from operations was 5.83 billion euros in 2005 and EBIT was 308 million euros less than before special items.  Of this amount, 295 million euros were incurred for restructuring  and measures related to increase efficiency at the production site at Ludwigshafen in Germany, as well as the partial closure of the fellow east site in Belgium. Other special charges were related to the restructuring program for the fine chemicals and intermediates divisions.  For example, we are closing a Vitamin C plant in Denmark and plans for THF and Poly-THF in Yokkaichi, Japan and these are intermediates for spandex fibers.

The financial result was 96 million euros, an improvement of 942 million euros. This reflects, among other things, the gains from the sale of our 50% stake in Bassell, which closed in the third quarter of  2005.  In contrast, write-downs on participating interests were necessary in 2004.  Income before taxes on minority interests was 5.9 billion euros and net income was 3 billion euros.  Both values, before and after taxes, show, once again, significant increases in comparison with the previous year.

The tax rate, as you know, at BASF this figure that remains a difficult one to interpret, this was 46.5% compared with 50.9% in 2004.  This was due, above all, to the tax-free gain from the sale of our stake in Bassell. The relatively high overall tax level is due to taxes on all production that are not compatible with the German corporate income taxes. And these taxes were in excess 1 billion euros in 2005 compared with about 17 billion euros in 2004.

Now the balance sheet—BASF’s total assets grew slightly by 220 million euros to about 35.7 billion euros. The increase to working capital due to higher sales and currency effects were offset by the transfer of 3.7 billion euros and liquid funds into a contractual trust arrangement.  Net debt rose from 1 billion euros to 2.85 billion due to the continuation of the share buyback program and the transfer of assets to finance pensions externally.  The equity ratio rose to 49.1% from 46.8% as the result of higher earnings and despite the buyback of further shares.  Now I’ll talk about cash flow.  Cash provided for operating activities was 5.25 billion euros.  The increase of 13% is due, above all, to higher earnings.  According to IFRS, the 3.7 billion euros in assets transfer to the CTA must be deducted from the above amount.  This one time impact on the cash flow must also be seen as annual relief of about 200 million euros in subsequent years because the asset in the external trust will cover the pension payments, and payments will not be made by BASF directly.

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Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

We were able to further reduce net current assets despite the increase in business volume.  This underlines our ongoing efforts to optimize our working capital.  The number of days of sales outstanding in the fourth quarter of 53 compared to 54 of the same quarter of last year was a one day improvement and we were able to reduce the number of days of inventory valid to 68 in the fourth quarter of 2005 from 74 in the same quarter of 2004.

Miscellaneous items, primarily we’ve led the reclassification for the sale of our stake in Bassell, which is included as part of our cash inflows and cash used in investing to reduce.  As in the past years, additions to tangible and intangible assets were below the level of depreciation amortization. The net effect of acquisition divestitures in 2005 was a cash flow mainly due to sale of our 50% stake in Bassell.  Dividend payments to shareholders of BASF totalled 904 million euros, which, while shareholders are fully and proportionately consolidated, the company received 78 million euros. Finally, we have returned well, .435 or 1,435 million euros to our shareholders in the form of share buybacks. In 2005 we bought back a total of 26.06 million shares at an average price of 55.05 euros.  As a result, we have produced a number of outstanding shares by 19.8% almost 20% that is, since starting the share buyback program in 1999.

In 2006, this year, we have continued with 1.5 billion euro share buyback program that we announced in April 2005.  Between the start of this year and mid February, we bought back just under 5.4 million shares for 339 million euros, therefore, we have almost completed this program as planned.  We will request further authorization to repurchase additional shares at the annual meeting in May, Mr. Hambrecht has mentioned this, and we expect in 2005 we’ll also buyback another bunch of shares for 5 billion euros and we’ll begin that program immediately.  Other key ratios, the earnings per share, which were strong in 2004, once again rose significantly from 3.65 euros to 5.73 euros.  The earnings per share, according to US GAAP, were 5.83 euros. The announcements were listed in [Zurich]. We also have to do a reconcilliation.  And the convergence of the two results, according to the different accounting standards, reflects our efforts to take US GAAP into account as soon as possible with in the framework of IFRS accounting and valuation options. We expect that there will be a ruling exempt of this reconcilliation soon, and we believe it means a lot of effort and work and it doesn’t really have any justification.

Now, the return on assets rose from 17.7% to 30.2% in 2004. This is good news for our employees since their performance related bonuses are largely depend on whether we earn a suitable return on the capital we employ.  Now, we increased EBIT, after cost of capital that is our key performance indicator, by 370 million euros to 2.35 billion euros.  As in the previous year, we have therefore achieved our goal of earning a premium on our cost of capital and we have created value for our shareholders.

Now finally, let me take a look at the performance of BASF’s shares.  Our shares, once again, performed very well in 2005 increasing by 26.5%. That’s very good.  They outpeformed the Dow Jones [inaudible] Stock 50 index, which rose by 24.3%. The DAX rose by 27.1%. It was slightly higher, but that included a number of companies that had pent up demand for increases.

Investment in BASF shares [inaudible] around the world hold a long-term perspective. Shareholders invested 1,000 euros in BASF shares in the end of 1995 who reinvested the dividends would have increased the value of their holding to 5,343 euros by the end of 2005.  Now this increase of over 400% was in response to an annual return of 18%.  Now this is significantly higher than the corresponding returns for the Eurostocks 50 of 11% and of the DAX 9%. So much for the past. As you can well see the foundations of our future are very solid. Mr. Hambrecht will now give you further details.

Dr. Jurgen Hambrecht  — BASF - Chairman of the Board of Executive Directors

Well, what you are most interested in, of course, is the outlook, and that is probably true for most of you.  We think that the further development for BASF is positive. We have two positive and strong years behind us, and all signs point to a good year in 2006 for BASF.

We see particular challenges in assessing the impact of regional trouble spots, in particular in the Middle East. While any escalation could further increase the volatility of raw material prices, particularly for crude oil, and possibly also lead to a downturn in the economy.

Now, ensuring our long-term competitiveness continues to have the highest priority for us. We will therefore proceed with our efficiency enhancing measures and restructuring programs consistently, and that’s we what we have in our own hands where we can influence the development.  We have based our business planning for 2006 on the following assumptions.  Now firstly, global economic growth of 3.2 percent and increasing global chemical production, excluding pharmaceutical, of 3% worldwide. An average oil price of around 55 dollars per barrel for brown crude in 2006 with downward trend for the second half of the year and an average eurodollar exchange rate of 1.25 dollars per euro.

Now with a continuously positive situation our business has continued to develop successfully since the beginning of 2006, nevertheless plant turnaround and maintenance work for key world scale plants as part of the process for regulatory and routine inspections will reduce earnings in our chemical segment by approximately 100 million euro.  So for all segment it is true that the pattern can’t be repeated that we had in 2005. We have to be a little bit flexible because of this maintenance work, but we are still very confident for the year 2006. We aim to continue to grow

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Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

faster than the market, follow on the strong income from operations before special items posted in 2005. And again, especially, earn a premium on our cost of capital.

Ladies and gentlemen, in 2006 the world will be focusing its attention on Germany to a greater degree. And there are good reasons for that, not only here but also in other countries and how the governing coalition in Berlin is making on its promised path of reforms for more education, more innovation, more growth and more investment.  Everybody wants to see this. The conditions for increasing the speed of reform seem rather good. The economic gloom over Europe appears to be lifting, and there are greater opportunities for stronger domestic demand in Germany. It is therefore, all the more important that the pace of reform remains high in order for Germany to be able to make the necessary progress.

The eyes will also be Germany this year because we are hosting the soccer world cup. This was already mentioned by Dr. Gress. You have it all of this in your documentation. I just wanted to point out a few points. We are the land of ideas. There are enormous sculptures symbolizing German inventiveness that will soon be on display in Berlin.  Here Neopor and BASF coatings again play an important role, for example with the soccer shoes that are being already being presented just now.   All of the other products are in your documentation.  Without chemistry nothing works in soccer either and this is the message that I would like to give you along your path.

Who is going to be world champion? Well, I have a preference.  If a chemical champion?  Well, I have an even clearer preference. And I can only tell you that the entire BASF team will do all in its force to be at least as successful as last year.  And that gives the floor to you and we look forward to your questions and hope that we can answer them all.

 QUESTION AND ANSWER

Dr. Felix Gress:  Well thank you very much. I think there are already a number of questions here on my list. Lets start with Mr. Tan, Mr. Rote and Mr. Struber and the next one Mr. Tuckie and Mr. Hoffman. Table 14, please. Mr. Tan?

Mr. Tan: Well I’ve got a question with regard to fine chemicals. In Denmark of the plant of vitamin C plant was closed down and the joint venture with maximum (inaudible) was also dissolved. Can you say that vitamin C in Europe will not be a market for you any longer than that vitamin C will be only produced on the Asian market in the future?

Second question. There are some analysts in the chemical world who already foresee the end of the chemical cycle. They have been doing so for a longer time already. How high is the cyclical risk for BASF this year and next year and will the price increase leeway that we have seen so far continue or due to the increase in offers in the Middle East and Asia there will be difficulties?

And then another question, can you please say what the profit financing the past year was and how much it will be for this year and a small question for Agro Chemical. There were problems in Brazil. Although the situation is not so good in Brazil just now. What was your outlook for this year? Was that just little bent in your business or will that be a long-term development?

Dr. Jurgen Hambrecht:  All right. So I think we’re going to divide the questions. I’ll talk about the cycle and the price in China, and Kurt Bock will then answer fine chemicals and Agro chemistry.

Now the chemical cycle, for years there have been speculations on that and not long ago I told you that the ethylene cycle and that’s really what you’re talking about is not representative for BASF but is more the cycle of the producing industry. So that’s the first answer here, but if we go concretely into this cycle, I have to say that we don’t see the peak of the cycle just now this year. We are not beyond this peak either but we think that this development will go on for at least 2006, maybe also 2007.

Now price increase leeway that was your second, or third, or fourth question. I don’t quite remember. So they are everywhere demand and offer in good balance and that’s the case in the chemical industry just now but high volatility in raw materials sometimes have a negative influence and this is why we don’t have the same development every year, but in some — in summarizing you can say, with exceptions, we have exceptions when it comes to styrenics, that’s nothing new to you. Vitamin C is another point for this example. They are really low but we have a reasonable situation in this segment. Prices are at the upper end of the development and there are substitutions for some concrete measures. For example, with packaging plastic is replaced by paper, for example and so on and so forth. So, but energy costs of course are very much on the increase.

China, we are not separating results with regard to individual countries or companies and this is why I can’t tell you anything in detail here, but Nanjing works very well and on the EBIT basis it made a positive contribution. Now Mr. Bock.

Dr. Kurt Bock:  Yes, Mr. Tan you asked for Agro. 2005 was very successful for our Agro chemicals. You’re quite right. There were in the fourth quarter and the first quarter of 2005 there was this drought in Brazil and this is why the yields were not so high any longer and that will mean for the first quarter the sales figure will be slightly below the ones of the previous year and that will be certainly returning to the increase in the

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Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

second quarter. We are quite optimistic for this business. We have to go away from the cycles. You have to go away from the weather of course that are an influence, but that shouldn’t influence us so much.

The second question was for fine chemicals especially vitamin C. Well, we closed the plant in Denmark. The process is still going on. Vitamin C is a chemical like many others. It is in competition. It has over-capacities and that of course leads to a situation in which the price situation is very unsatisfying and that also explains the unsatisfying situation for fine chemicals as such, but you can’t say that such a chemical shouldn’t be produced in Europe any longer. That would be a misinterpretation.

Okay, let’s come to Mr. Holt, table 1 from the front (inaudible-highly accented) items.

Mr. Holt: Mr. Hambrecht, your result prognosis is a little reserved. Look at the economic cycle this year or also next year and think of the result of the previous year and you want to continue with that. That means that you want to hold this level. Why can’t the results go in the same direction? Can you tell me why?

Then, Engelhard there are further interested parties just now on the market. Do you know of your competitors and what’s your further strategy? When will be the point in time where you say okay, lets look for something else, and what’s the alternative to Engelhard?

Dr. Jurgen Hambrecht: Why Mr. Holt, lets take the — I will take the first question. Stefan Marcinowski will talk about Engelhard. Now, last year we already started discussing that there was rather reserved slow development. Well, from your point of view it is a little slow but I think we are quite ambitious here. If we say we want to continue with the conditions of the previous year because we have many framework conditions that could be totally different. We have seen it last year and it’s the same situation this year. So its six weeks into the year 2006 just now and until the target line 2006 a lot can happen, and to now give a clear statement that we will increase our resolve this — thus and give you figures and all that that wouldn’t be trustworthy, but we can’t do that. But we can say one thing, we will do anything in our force to have the growth higher than the industrial average. I think we can plan for that, but we can’t plan for the rest. Now if I said this so I can only tell you we are ambitious. We are very ambitious and we were ambitious last year and we will be ambitious this year.

So now let Stefan Marcinowski for the second question.

Dr. Stefan Marcinowski: Now Engelhard, we don’t know about any other competitors on the market. I think we are the ones — we are not the ones to give you a final answer on this business. You have to ask Engelhard there. There is a confidentiality agreement on the 20th of February — we got that on the 20th of February this year and we are just now looking at this and then we will be react, but there’s nothing just now which goes further than the process that we initiated and we can’t discuss on that any longer.

Dr. Jurgen Hambrecht: Now, I could complement on that and you asked how or what will happen after that. Well, I can tell you that BASF of course is on its way to further optimize its portfolio always under the headline strengthening and complementing maybe I could say but — and that means that we’re already looking at other alternatives you know—construction chemicals, Degussa—we have others in our pipeline of our development that can be small, medium or large scale and we will talk about that at the given time.

Dr. Felix Gress:  Well thank you very much. Before we continue, I’d like to ask you to really switch off your blackberrys otherwise the translation is not going to be heard, you’ll make life a lot easier for your other colleagues and now I’d like to continue with Mr. Stroebel. This is table number 2.

Mr. Stroebel: Well the oil and gas business last year was much — very successful. How much did this area contribute to your profits — to your earnings? And second question (inaudible-highly accented) as part of the Verbund of BASF would play a greater role before the background of that debate in the EU to secure a supply of oil and gas and will there be acquisitions in that area?

Dr. Jurgen Hambrecht: Now this question will be answered by Kurt Bock.

Dr. Kurt Bock: I mean the oil and gas was 24 billion. You have to relate that to 5.8 billion. However, both oil and gas we have a high tax rate especially in North Africa and when you discount that then one third — from one third of the after tax result of BASF comes from oil and gas.

Dr. Jurgen Hambrecht: Next question. Oh, the second part of your question related to the role played by Wintersol in the total Verbund structure. It will place a major role gas for Europe very clear is our strategy and our strategic goal will continue along those lines and because of that we have partnered up with the gas perm and we are well positioned and we will expand the partnership from upstream to gas distribution including transport and storage, and we believe that we have a very favorable constellation there in a very good position for us to allow that business to keep growing and we’ll start with (inaudible), table 4.

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Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

Unidentified Audience Member: Mr. Hambrecht, you have — you mentioned the better consumer demand in Germany and the figures of 2005 bear our that the domestic business really increased — demand increased while we look at sales by customers we find a big plus of 35% that’s stronger than other regions so what lies behind? Is this like an early indicator of economic or domestic business upswing or is there some kind of special development underway?

Then I have a question about the most efficient chemical location of the world at Ludwigshafen at the end of 2007 the — you want to stop the layouts of the your production at Ludwigshafen and how will you go about do that because the productivity increased will continue now — are you planning for projects which would have a positive bearing on employment in the free Ludwigshafen? Are you planning on such a thing?

Dr. Jurgen Hambrecht: Well, Mr. (inaudible) must see that the gas price went up. That’s one of the key reasons and whether this may lead to the conclusion that things are looking much better in Germany I wouldn’t say so because I believe that the mood is positive — because its becoming ever more positive and I assume that this will have an impact on greater consumer demand. However, we should really take good care of this little plant. We should support it and nurture it. There is some justified optimism. I believe growth will be much higher in Europe this year. We’re talking about 1.82% compared to — I mean Asia of course is much higher figures, North America also has much higher figures for that matter, but you know when we look at between .8 and slightly over 1% it’s almost twice as high. I mean this increase here has nothing to do with that. I mean this is really due to the gas business or at least the effects from the gas business.

Secondly about the Ludwigshafen site. We have the — a signed agreement that will continue until 2010 and that means that until then 2007, 2008, you know this will be postponed a little bit because the business runs better, so it will take a little longer. We’ll have like 32,000 employees in this is the result of the necessary productivity increase. We have to say that very clearly. I mean after all we are expanding research and development slightly — research and development of course are very strongly focused at BASF on Ludwigshafen and because of this the Ludwigshafen happen a cycle increase the number of research working. That’s one effect of this whole restructuring program but as far as the sum total is concerned we need to increase — we need to accompany productivity gains. We’re doing everything to achieve this in research — introduction — in the improvement of our processes. The side project is almost — is complete but now we’ll have to continue along these same lines in our day-to-day business.

Now thanks to Mr. Haufman, Mr. Votovitz, Mr. Dering, and Mr. Smallcap. We’ll start with Haufman at table 3.

Mr. Haufman: Mr. Hambecht, I’d like to encourage you to make a more optimistic forecast or slightly more aggressive forecast if you want to become the chemicals champion this year then you’ll have to beat your competitor down in the United States, and yesterday we post a forecast from them, they said they will increase profits further in 2007 too. They made very positive statements. So how come that you are so modest in your statements or so cautious? Maybe there are especially things that you’re thinking of maybe due to the acquisitions that you’re planning for? And also I think it’s interesting that the fourth part in your chemicals divisions you had decline in results compared to other results who posted for the increases. What were the reasons for that?

Dr. Jurgen Hambrecht: Well, Mr. Haufman, I’m not going to make any additional statements or going to tell you why. Just remember what happened last year. I think we are the ones who are very reasonable with our forecast. I’m not saying that Dow is not acting in a reasonable way. I mean they have their reasons why they would decide that way. We actually achieved what we set out to achieve what we promised to achieve, and I’m not going to promise more than we can achieve.

I told you we are ambitious and we’re going to remain the chemical company. I mean that’s for sure and because of this and scared of making such statements we will provide you the very best results in our respective divisions and that is our benchmark and because of this I believe that what we are saying is reasonable and the future will bear that out and throughout the year we gave you some guidance. We told you very clearly what we expected and also with view toward the fourth quarter, and Stefan Marcinowski will address that question later, and in this way we are very responsible in our statements.

Dr. Stefan Marcinowski: Well, first of all Mr. Haufman, the image of the pick shop for fourth quarter in chemicals is a mixed bag you know told you about Exxon. They actually downgraded their expectations and it really depends on the portfolio. Depends on the raw material situation like in — the hurricane that affected North America and that really hit the companies very hard and then we also recognize that in the United States that ethane is seen as an alternative to NAFTA for ethylene production, because that’s become cheaper for many years, so many quarters. NAFTA was favored by the crackers as raw material and to the detriment of ethane and this has to turnaround now, and now this leads to some differentiation — or customer differentiation. The Dow has different reporting than BASF and Mr. Hambrecht has said that our correlation of the chemicals business doesn’t correlate highly with the ethylene, so we’re not exposed to that very much.

And as far as our results for the fourth quarter of concerned I think — taking into account the affects that I mentioned I believe we have another very good quarter and I don’t think the fourth quarter was an indicator in any way that the party is over. That would be the wrong conclusion. We believe that we will see that, from one party to another, there may be variations. I mean the first quarter in Europe of course is a quarter where the quarterly prices were contracted out for — ethylene. Those prices went down and the expectations — that was different expectations in December

FINAL TRANSCRIPT

Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

and the oil prices and natural prices went up and this goes to show that NAFTA polyolefin manufacturing in Europe we’ll see a margin squeeze. We’ve always seen these things and of course every year like last year — in fact part of 2005 was not a great quarter for petro chemicals because those variations. Now in the United States of course its a different there. The responses to the raw materials prices are more direct. Alm is one of it. So total five.

Unidentified Audience Member: I have a question about the pension provisions. I’d like to know whether you’re just interest rate like other companies and by how much? And the externalization into a city program, what effect would that have on the total return on capital? Will it have another effect this year or is that process over? Was it complete in 2005? There were one million charges because of the closing of launched plans. Are there more restructuring costs to come in the course of this year and then the Sarbanes-Oxley act. You said that you completed the requirements. I thought the requirements already that expect you, but what were the costs of the process?

Dr. Jurgen Hambrecht: Well yes. Kurt Bock will answer most of these questions and some of them maybe myself.

Dr. Kurt Bock: Well if you look into the balance sheet you can see that the increase is because we have the 5.2 to 4.25 quickly reduce and this is the consensus that could be accepted in the industry. That of course is calculated deadline calculation can be totally different in 2006, and this is why I think its right to see this in your equity capital and in the result. But the result effect if you look at it this way was really negligible this year. I think it was a two-digit million figure. It is correct. The balance was shortened because we had this pension asset. These 3.7 billion that were outsourced are taken out and that’s of course influencing the entire figure. And took it into account our bonus program that are based on these bases — on these yardsticks that have to have an affect on all the employees and workers, including all those who are sitting in this room, and on the panel, and of course will be continued in the year 2006.

You also asked for stocks internal controlling poll was in service of Sarbanes-Oxley. That was a huge effort and we concluded it as planned. We wanted to be ready with it a year earlier and we did that. The external costs are mounting to 30 million. That of course is quite a bit of money and we would have loved to save that, but it’s not possible in such a process because of the time pressure. If you want to do such a program you have to do it right, and the panel of work is also there gaining experience at certain points and this is why the time pressure is very high, but we are very satisfied with the results. Our financial results until 2004 were also very trustworthy before we did this program and it was high quality and we go out to specialize items, and special effects. Mr. Hambrecht will answer.

Dr. Jurgen Hambrecht:  Mrs. [Vadorditz], special items — from today’s point of view we can’t go into detail there. You know that every year we have to restructure. We work in different business segments on this and probably in the second quarter we will be able to give you further details. The amount lies between 200 and 250 million, and I think that’s the basis again.

Dr. Felix Gress: So its a short cross over to Mr. Derring and you have another question? Table 5 that is. We don’t have a microphone here? Well 2% is the answer, 2% points for both years, okay. Mr. Derring gets the ball. Table 5 again three questions.

Mr. Derring: Three questions. Mr. Hambrecht, you talk or mentioned the shareholders how well they can contribute and what your employees will get and your workers will get and your workforce. Now my question is what is your contribution or your share in the success? Can you give us any figures there and will you tell us how much every member of the board will get or will the general assembly on that subject on how much you take share of the financial success?

Second question. You said that the basis for your profitable growth as you called it you gave us your own efforts you have in force and then custom tailored acquisitions. Did I get the right impression when I think that in the future there will be a shifting to the custom tailored acquisitions so that you will concentrate more on the external business than the internal business? If I got the wrong impression here maybe you can tell us how the intangible assets will be situated and in which segments you will mostly invest?

And another question, a third question. We are talking with Endesa your corporation party with E.on in the gas market but you’re also a competitor. Such an acquisition, will that have any positive or negative consequences for BASF?

Dr. Jurgen Hambrecht: Well I was waiting for the last question of course. It had to come at some point. Now Mr. Bock mentioned it before. Both the boards and managers and all workforce of BASF will take a share on the eventual results at the end of the year and this goes also for the CTA on the pension obligations. This will be deducted of course, and this will lead to an increase of course of our shares and maybe I can give you a figure. There is something around 14.3 million that will increase to 15.3 million. So 14.0 and 15.3 for all the members of the board. Not for us. Not for me. I mean that’s a shock. No, no for everybody.

And that brings me to the subject of individualization. I can tell you as of today that we double it for a long time but we fulfill what you’re expecting of us. That contradicts my personal conviction and also that of the board, but we can’t fight against everybody if we’re not successful and this is why we will give you an individual statement at the time given.

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Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

Now your second question was on our inherent force against custom-tailored acquisitions. It’s not as you said. Every year we will spend around 2 billion euros or around about 5% with regard to our sales figures. That will be slightly below the deductions, which are around 5.6%. We are concentrating basically on those who are capital-intensive segments like chemicals, plastics, finishing products, and also oil and gas.

And oil and gas, of course, is essential because of our corporation with Gazprom, talking about the gas pipeline in the Baltic Sea, but also investment in exploration and production, Achem gas joint-venture, and in the future with [inaudible].

Now, concentrating on the region in Europe, oil and gas, that’s dominant here and apart from that of course we’re concentrating on Asia and afterwards North America.

In our corporation with E.on, actually I can’t tell you anything about that. It’s just the beginning of a takeover and now let’s wait and see what will come of it. That’s one point, and the second point maybe is that in our corporation we have another focus. Our corporation focus is Gazprom and here E.on comes in the form of, I don’t know, 24.5% in the North European gas pipeline and above that we are competitors on the market, certainly, and you know our strategy. I said gas for Europe, of course there is head-on competition which is not the bad and the worst thing.

Stefan, yes?

Dr. Stefan Marcinowski: Just to compliment on that, the eternal growth of course is very important to us, too, and that is shown in the two figures that were given by Mr. Hambrecht. our R&D expenditures could be increased by 8% and that’s a clear signal showing you that we’re dealing with the subject of growth and we always say we innovate for growth and that’s what these 800 million euros that we planned for. The growth clusters for the five growth structures and that shows very clearly that these are activities that are done within the BASF that you know, planned by technology cannot be done in one year only, but we have to do long-term planning here, long-term R&D.

Dr. Felix Gress: Right. That was it, really. Let’s continue with Mr. [Smallcot] [inaudible] and Nigel Davis. Let’s start with Mr. [Smallcot] from the Financial Times Germany. Table 45.

Unidentified Audience Member: Yes, Mr. Hambrecht, a few questions on Engelhard. Your own catalyst production sales which of course points in the direction of inorganics, how high is that? Now, on the acquisition and takeover itself, your investment bank and your colleagues from the legal department, they have contact with the Engelhard Company, what signals do you get there? How many of the shareholders are prepared to sell their shares?

You also said that you do acquisitions when they pay off, so what’s the highest threshold for you or at what point will the Engelhard takeover not make sense any longer? At what price? Let’s put it this way.

And the last question, yesterday Engelhard announced that there is a precondition for the inside of the internals. I think this is [inaudible] operation, but if I am to interpret that correctly, this also goes for the nominations for the general assembly. Now, would you do without the nominations for candidates for the general assembly if that’s the condition to look into their books?

Dr. Jurgen Hambrecht: Well most of the questions will be answered by Stefan Marcinowski, but one thing I have to say, Mr. [Smallcot], of course we will not open a marketplace for speculations on Engelhard. This is not our interest at all. Our interest is quite clear, we want to acquire and purchase Engelhard at a price which generates profitable growth for us and insures profitable growth. If that’s not possible then we won’t do it. It’s quite clear and I pointed that out very clearly before. Therefore, we actually can’t speculate on some points. I mean you can speculate, but we won’t participate in this discussionand then Stefan will answer the other points you asked.

Dr. Stefan Marcinowski: Mr. [Smallcot] you’re right on catalysts. Business [inaudible] and organics is business but we do not provide detailed information. To a large part this is a business for the captive use of the catalysts at BASF, but there’s also a third party external market and three years ago you may remember, we bought the Walker chemicals business and catalysts are a key competence which we can add special knowledge to our future and current processes.

And there’s the new HPPO process probably in propylene oxide and upside. This is the key to achieve what we really play to achieve and that’s a catalyst that we developed in-house at BASF and we also make that. Signal from the investors, now you know that the investors structure even at Engelhard has changed very much because of the sales that happened there. We don’t have any direct signals except what you know from the tender offer and the investors of course are keen to know what kind of guidance the Engelhard management will provide. So because of this it doesn’t really make any sense if we set where we would reach the maximum payment. We offered $37 per share, and we believe that’s a fair offer that really accounts for the interest of the shareholders. And we also said that if we gained information that would make us at a dollar more then we would do so, that is the state of affairs right now.

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Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

To this extent what I just said about the confidentiality agreement that the conditions connected to that, you know there’s a stance to the agreement. I mean these things are being looked at right now and in due time we will make a statement on that. And that due time has not arrived yet.

Mr. [Smallcot] the ball is still in your field.

Unidentified Audience Member: Just a follow-up question. If you insist on the nomination during the one year, wouldn’t you insist on the nomination during the annual meeting?

Dr. Stefan Marcinowski: Well I just told you that we are looking into this. It’s a whole package, it doesn’t make sense to take anything out of the package. I mean, we’re looking at the paper that I have sent first and we will look at that.

Dr. Felix Gress: Now we’ll go to [inaudible] to table three, Great Britain. If you want to listen to the German station use your headphones, otherwise you’ll just listen to the English shown.

Unidentified Audience Member: On this plan increase in R&D, there have been quite a lot of studies, particularly one recently by Booz Allen showing that increases in R&D expenditures don’t end up in increased sales revenues, profitability, or market capitalization. I just wanted to know how you intend to buck that trend and also could you explain what the connection is between switching the exploration expenditure in oil and gas and research to operations? What impact that has on your total R&D budget; does it mean that last year it would have gone down so this 8% is in fact an increase on a decrease, so to speak?

Dr. Jurgen Hambrecht: Stefan Marcinowski will handle this.

Dr. Stefan Marcinowski: First of all, the topic of exploration expenses has been taken out of the R&D costs because it’s not really what you think of what R&D costs are all about. And also, there’s always been a certain, or these costs have been subject to volatility because you may end up with a dry hole, after all, in spite of all your efforts.

Now dry holes will be defined as research costs and should you find something that is operating expenses, but you’ll find that exploration costs that we saw in 2005 were below of those — that accounted for research costs are below those of the year 2004. So if in the future we will post research costs in the way we’re doing it right now then we’ll have a clear and transparent way of showing you what we’re doing.

And as far as the study by Booz Allen is concerned, I mean there are lots of Booz Allen studies or studies in general once you spend money you don’t know if you will end up with research results at the end. But if BASF had not done any research the last few years then we would not have any of the great products, we wouldn’t have any high-performance polyurethanes or other plastics that we have so it really is important what comes out at the end so this is a topic we’re dealing with and we want to get a maximum output from our research efforts.

Dr. Felix Gress: And I have two questions from [inaudible] chemical matters table four.

Unidentified Audience Member: Dr. Hambrecht, you said that orders remain strong and Dr. Marcinowski has said that the past year is not over, but could you give us a little bit more substances by segments of the orders in hands the first six weeks of this year, particularly in light of the earnings weakness that was so evident in the fourth quarter of last year?

Second question is, you said this head-on competition, that’s not a bad thing in the context of the European energy market. Unfortunately with consolidation, there are many people, many consumers and Brussels who doesn’t think the energy market in Europe is competitive. I’m asking you what you’d like to see Brussels do to make the European energy market more competitive?

My third question is, we’ve heard a lot of hype, but very little action regarding the potential of India. Could you tell us what your thoughts are on that particular market? And in the absence of Natasha who’s now shopping in Dubai, could I ask you to clarify your plans for petrochemical production in Russia?

And my final question is, with so much M&A activity included last year and more on the cards this year, could you say what you think the role of private equity and private companies are in this sector and whether or not you think they are a benign or not a benign influence on the chemicals sector?

Thank you.

Dr. Jurgen Hambrecht: Thank you, well send the answers to the question of Natasha, we’ll send Natasha the answers in writing. I need to talk in German.

FINAL TRANSCRIPT

Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

Okay. Kurt Bock will answer the last question and I’ll try and answer the first questions. Now luckily, Natasha is here with us. We miss her a little bit, of course.

Now, as to the question of demand in individual segments in the first quarter, I’d like to give you a very generalized answer. We see strong demand. We don’t see any weakening of the signals of the first semester are very good. There is no further demand or very reality where our case is beyond that and in general I think we can say that the business cycle for the producing industry is at least as good as in 2005 from what we can see right now and I believe this is very good news.

Now head on competition and the energy market and what should Europe do? Now first of all, energy policy is still a national policy in Europe. The 7th or 8th of March there will be a total energy policy in front of a green paper by [inaudible] and we’ll see what kind of recommendations are contained in that paper.

And as [inaudible] is concerned, we’re talking about the cartel law here, yes in Europe. Not all of the markets are equally accessible, that’s the fact that we as BASF and as Wintersol, we have been the ones, and we still are the ones, who started competition in Germany and in other places. And we know how that game is played, we know how it’s done.

We are not a business with municipal utilities, we work in a cross-regional way and we are not going to invest in municipal utilities. We are a supplier across regions in the natural gas business.

India is really catching across. Growth rates in India have increased over the last few years. They always kind of notched up a little bit over the last few years, so also in the chemical industry there is high growth and not at the same level as that of China. The main need in China is that of infrastructure.

The question is whether the infrastructure of all of the Indian federal states can keep up with the growth. That was the question, whether India can make is a different question. But I think India is a place to watch.

We are well-positioned in India. We are present in India and we will also organically grow our activities in India. And now I suggest that Kurt Bock will say something about the merger acquisitions and the private equity issue.

Dr. Kurt Bock: Now private equity has played a very important role in the chemical industry.  33% of the acquisitions and divestures have to do with private equity. We have sold something to private equity, very successfully, Bassell they would like to sell to us. That’s not very easy because they of course want to have high yields and about 20%. That’s where they start negotiating and sometimes they just pay too much for what they have and they’re also competitors, of course.

You saw that the last few weeks in the case of Degussa, you were able to witness that in the media. But as to the importance of private equity, it has positive role to play. It leads to capital discipline. I mean if we want to have a good yield in a sustainable way, private equity is a benign influence and of course this industry has led to new [inaudible] banks and consultants and lawyers. And they make a good living, private equity firms.

The worst that could happen to those guys is that a boring industrial company like BASF would actually dare to buy something because that would collapse — that would make a special collapse that is fantastical. First by our IPO re-finance, re-capitalization; I mean you really have to look at the details of what is going on in that industry, but basically I believe the influence is a benign influence for the chemical sector.

Dr. Jürgen Hambrecht: I didn’t want to avoid the subject of Russia, it’s just that I considered what to say. Of course we don’t have any changes yet. Petrochemicals in Russia, we’re not active there just now. It’s just as I said before. We will be closed to the market with system houses, with activity there, and we’re also busy with EPS. So that’s polystyrene foams. But big investment into a large petrochemical complex is not on our agenda.

Dr. Felix Gress: So let’s go on with Nigel Davis then we have [Alex Stott] and then we have [Katherine DuPlais] and [Susanna Operina]. Let’s see how far we can get. Let’s start with Nigel Davis, Chemical Insight, table 32.

Mr. Davis: Dr. Hambrecht, you’re very positive on volumes for the first quarter, but what about prices. I mean in the fourth quarter of last year you particularly seemed to have trouble passing on prices or certainly higher costs in higher prices in your downstream segments and you’re tied to the production industries. You’re talking about downstream businesses, not necessarily about the upstream businesses which your prices seem to go up quite strongly there.

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Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

And also I wanted to ask about your restructuring plans for North America. You’ve been asked today a significant further tranche of cost savings in North America. What exactly does that involve? Does that involve further closures or current closures or does it involve job reductions? Perhaps you can tell us a bit about that.

And also in your styrenics business you did a lot of work last year on styrenics. You still seem to be having some difficulties with styrenics. What are your plans for 2006 in that sector, segment? What do you plan to do in terms of restructuring there?

And also, you closed your styrene plant in Ludwigshafen in the fourth quarter for a while. Is that back up and running now? Thank you.

Dr. Jurgen Hambrecht: Four questions for Nigel. Firstly for the price development, downstream and upstream. Stefan Marcinowski already said that in some segments it is rather difficult to balance the increased raw material price and give them to the market. That’s not because of demand, it’s just that some prices can be settled only per quarter if the oil price is totally different from what happens in the actual quarter that’s happening. And there are situations where we are not satisfied with the price development and where we can’t keep up with the margins, but in the sum, and that’s especially for the products that are settled per quarter, and that’s only for Europe actually, Asia and North America are not settled per quarter.

Now, in some you can say that offer and demand and the situation there is influencing and they’re just quite different in the different product lines. You mentioned styrenics, I will talk about that later on, but also Vitamin C, other product lines where there are overcapacities on the market. But generally you can say that offer and demand is much better in balance just now and so we expect that 2006 will be a good year.

And that brings me to styrenics, now the styrenics plant is not yet switched on and that’s done on purpose because on the market there are overcapacities just now and we want to first stabilize the market with this measure and we will continue with our efforts in the styrenics business furthermore to that what we already did and will have consistent business models on the market. And with regard to restructuring in Northern America, we will continue with that and it will lead to some production sides to be closed or at least plants will be closed and we will do what’s the best for our business and which will bring us back to an even more profitable growth.

America’s BASF Corporation has had a very good year 2005, our team is committing itself very much to achieving, in Northern America, what we have achieved in Europe and I’m quite positive about that.

Dr. Felix Gress: And that brings me to Alex Scott, Chemical Week Table 1.

Mr. Scott: Hi I’m here representing Chemical Week in place of Natasha. Okay, I have a question about the fine chemicals business. Are you sure loss of your 58 million in fine chemicals in 2005, can you detail any restructuring activities and profit expectations you have for this business? And given how the pharmaceuticals sector is at the moment do you think it might be time to divest this part of the business?

Dr. Kurt Bock: While divestiture is not on the agenda definitely, we just acquired [Olga Mohl] in Switzerland that specializes in pre product for pharmaceuticals and that’s very successful here, of course the result for 2005 is unsatisfactory, we discussed that before we initiated restructuring measures here we discussed on closing down the vitamin site in Denmark, we talked about the restructuring program in the German production in northern Germany and we take it that with the measures taken we will be able to bring the business back to high yield level but we always have to keep at the back of our mind that[luzene] is very important and vitamin C and the remaining business is very big and positive.

And with regard to yield expectation, we take it that we can earn our capital costs here, that was possible 2 or 3 years ago and we are quite optimistic here.

And the divestiture of the pharma contract manufacturing or pharmaceutical tiles is not in question and this is why we bought [Olga Mohl] in Switzerland, it’s quite a clear sign actually.

Dr. Felix Gress: But that brings us to Romania, [Katerine Cealon], [Penuncia] and that’s table number 20.

Unidentified Audience Member: Are you interested in the making acquisition in Romania, for instance a chemical plant because on the oil and gas branch you already have a strong position with the Wintersol and the second question is what are your plans for 2006 in the Eastern Europe and particular in Romania. Thank you.

Dr. Jurgen Hambrecht: Well just now we do not intend to acquire anything in the chemical industry for Romania. In eastern Europe, and that’s the second part of your question, we will be come more active that will also be visible in the market and we planned a lot with regard to growth in Eastern Europe and that will be accompanied by production complexes in central Europe because this is geographically situated more beneficially, but also investment are small, investment is useful here. Let’s talk about system houses, coating mixture, state sites and in the larger markets there.

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Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

And let me stress that again, for Romania, just now we don’t have any activities planned.

Dr. Felix Gress: Next is [Susanna Barina] Russian Gazette, Table 10.

Ms. Barina: Okay, Mr. Hambrecht, if you allowed me I continue the Russian theme. First question is the company (inaudible — heavy accent) robbed on Russian market long time. Would you have been in about modern condition of Russian business market. And the second question is gas pipeline is really important project. Our readers is very interested in this project or maybe more information in the trials for Russian readers. Which priorities of BASF Company. What can you say about ecological side of this creation? Thank you.

Dr. Jurgen Hambrecht: Now, the first question refers the — to the business process in Russia. I can clearly see that for more than 15 years we are closely aligned with the — we’ve been closely allied with Gazprom throughout these years this partnership actually kept its promises. There have never been any complaints at all and we never kind of lost out in terms of gas supplies or anything. We can say that this was an extremely or absolutely reliable partnership and its precisely because of this, because of the clear strategy of BSF, to work intensively with few partners, because of this we will continue and further strengthen the partnership with Gazprom.

Second topic, the pipeline through the Baltic Sea, this is important for the supply of central Europe and western Europe because the North Sea, basically will offer not enough gas. Because of this we need a gas supply and most of it will come from Russia and for this we need the pipeline through the Baltic Sea. We have started building it because in Russia they are already building the pipeline on shore and now we’re dealing with the pipeline that is laid in the sea that will come through the sea. And as far as the culture is concerned we will deal with that very cautiously and very carefully. BASF always works in this way.

If there should be any question marks, it’s also in the interest of gas from everybody else to take care of the ecological things. I don’t think we should approach this issue from the ecological side because we will deal with the ecological question in a very responsible way.

Dr. Felix Gress: Now the next questions were from Mr. [Shutmoning], Mr. [Brusk] and then Mr. French table 23 is first.

Mr. French: Mr. Hambrecht I have 3 questions about the — for example the occasion about investment, how high will the Ludwigshafen investment be of the major projects, the major plants they’re playing for this year, then the R&D expansion, you said that this will have a bearing at Ludwigshafen too? Now what do you think — how many additional jobs will be created in F&D — in the R&D rather and are these the 5 areas that you mentioned and then a question about the capacity utilization of the plant and look things off and how did that develop?

Dr. Jurgen Hambrecht: Okay, I’ll answer the first 2 questions then Stefan Marcinowski will then answer the question about R&D. And first of all, the investment — now this year, in general terms rather, we’ve always said that we will invest in Ludwigshafen between 400 and 500 million directly and then the, our maintenance costs and research and development, all together, every year we spend 2 billion in measures that protect the future of this location, of this site. I mean you should really remember that I don’t know any company in Germany that spends so much on one site as BASF, I mean the whole community, the environment is also active in this and BASF is committed to Ludwigshafen and we will further develop Ludwigshafen and this also be contributed to by our investments. We’ll invest between 300 and 400 million. I’m not going to mention individual projects. I mean there are lots of small measures that make up this total so because of that it’s not worth going into the details.

Now this second, or rather the third — what was the third question? Oh, capacity utilization. Here we have perceived that this year the capacity utilization did not increase significantly over the last year and in some cases it actually decreased a little bit because as certain plants were shut down, on purpose, and sometimes we were forced to shut them down like for example the styrene plant, we really have to include these things in our considerations. I mean the net current assets, I mean we will receive questions about this. I think we can be proud of this. In the past year, the last year we developed those net current assets successfully and because of this we don’t not run certain plants at full steam in order to optimize our a net current assets. And now, Stefan Marcinowski

Dr. Stefan Marcinowski: Now as Ludwigshafen and [lindeberger] are whole we have 5000 employees working in the research and development and we announced that 80 of the additional 180 researchers that we need for our growth initiative will be employed to add Ludwigshafen and Lindeberger hope these are employees who will mainly work in the 5 new growth plasters but they also will help us with our agricultural products division and receive (inaudible)— asked a question about increase in efficiency and recession about and growth after increased efficiencies and we also influenced that like the miniaturization of plants or the automation of plants and the technical pilot plants and instead of doing an experiment often you can simulate things on the computer.

So the structures kind of shift and because of this in the area of the technical employees, we will see a reduction of jobs and because of this as to what we’ve said, that from now on over the next 2 or 3 years we will keep employment levels at the state, at the level of today and this includes the shifts that I just alluded to.

FINAL TRANSCRIPT

Feb. 22. 2006 / 9:00AM, BF - Full Year 2005 BASF Earnings Conference Call

Dr. Felix Gress: Last question, Mr. [Burker] from [Ryan Shepass], table 19.

Mr. Burker: Very briefly, about billing chemicals, Degussa, you are talking to them, when do you think you will close that deal?

Dr. Jurgen Hambrecht: Soon, as soon as possible. But whether we’ll get a closing on that is something to be seen. Well, a closing that’s a key word. Thank you to everybody for their questions. Sorry to Mr. [Sigal] and Mr. [Nall] there was no time for your questions here but outside you can, outside you can ask your questions the place on the BSF team will answer your question.

If you want to be a world champion you have to like competition. You can be optimistic as far as BASF if concerned and I look forward to seeing you again at the annual meeting in May. Thank you very much for your attention and interest.